                                                   EXHIBIT (C)(3)


                          ACKNOWLEDGEMENT


     Loctite Corporation, a Delaware corporation, hereby acknow-ledges that, for purposes of the agreement made as of May 23, 1985 between Loctite Corporation and Henkel of America, Inc. (the "Standstill Agreement"), (1) any shares of common stock of Loctite Corporation transferred by Frederick B. Krieble to Theta II Limited, a personal holding company established by Mr. Krieble to own his holdings of common stock of Loctite Corporation, including without limitation any shares of common stock of Loctite Corporation issued in respect of such shares, and any shares of capital stock of Theta II Limited held by Frederick B. Krieble, as long as Theta II Limited owns any shares of common stock of Loctite Corporation, are subject to Section 7(b) of the stock purchase agreement dated as of May 23, 1985 (the "Stock Purchase Agreement") referred to in the Standstill Agreement, (2) each of Frederick B. Krieble and Theta II Limited is deemed a "Seller" for purposes of Section 7(b) of the Stock Purchase Agreement, and (3) the acquisition at some later date by Henkel KGaA or any of its affiliates of any shares referred to in (1) above will be deemed to be a purchase "pursuant to Section 7(b) of the Stock Purchase Agreement" within the meaning of Section 1(b) of the Standstill Agreement.

                                   LOCTITE CORPORATION


  February 4, 1992                 By  /s/ Kenneth W. Butterworth
---------------------                ------------------------------
                                        Kenneth W. Butterworth
        Date                            Chairman and C.E.O.